SPECIAL MEETING OF SHAREHOLDERS

On June 8, 2010, a Special Meeting of Shareholders of Evergreen Pennsylvania Municipal Bond Fund was held to approve

the following proposal. The results of the proposal are indicated below:

Proposal 1 – To approve the proposed reorganization of Evergreen Pennsylvania Municipal Bond Fund into Wells Fargo

Advantage Pennsylvania Tax-Free Fund, a new series of Wells Fargo Funds Trust, a Delaware statutory trust:

Net assets voted "For" $306,183,841

Net assets voted "Against" $ 1,063,154

Net assets voted "Abstain" $ 1,078,943